Contact

www.linkedin.com/in/pallav-vora-b74524123 (LinkedIn)

Top Skills

Research

Nonprofit Organizations

Pallav Vora

General Counsel and Chief Administrative Officer at Global Brigades

Greater Chicago Area

Experience

Global Brigades, Inc.
12 years

General Counsel and Chief Administrative Officer
January 2020 - Present (3 years 3 months)

- Serve as General Counsel for Global Brigades, Inc., a multi-faceted international development organization with offices in 6 countries across North America, Central America, West Africa and Europe.
- Manage and maintaine a network of 14 for-profit and non-profit subsidiaries spread across Honduras, Nicaragua, Panama, Guatemala, Ghana and Greece.
- Respond to any and all legal claims and managed legal defense in conjunction with outside counsel and insurance carriers.
- Manage an annual legal budget and oversaw engagement of all domestic and international outside counsel.
- Negotiate and draft a wide variety of contracts and agreements, including Grant Agreements, Service Contracts, Vendor Agreements, Employment Agreements, Stock Purchase Agreements, Liability Waivers, Non-Disclosure Agreements and M&A Agreements.
- Complete M&A due diligence and negotiate Asset Purchase Agreements for acquisition of two business divisions.
- Maintain compliance with state and federal regulations, and supported with annual audit requirements and Form 990 filings.
- Trademark and intellectual property administration for all Global Brigades' entities worldwide; File and maintained trademark filings with the USPTO.
- Insurance procurement across all Global Brigades' North American entities and provided insurance policy and risk management support to all Global Brigades entities worldwide.
- Work with in-country leadership to analyze, manage and mitigate programmatic risks associated with international development projects and programs in Ghana, Panama, Honduras, Guatemala, Nicaragua and Greece.
- Execute legal spin-off of Global Brigades' microfinance program into for-profit subsidiary, Eskala, Inc.

- Provide legal compliance support to Eskala, Inc. and its operations in Honduras, Panama and Nicaragua.
- Serve as corporate secretary for all U.S. entities: manage board governance, draft resolutions, amend bylaws and create any legal documents as directed by the Board of Directors.

Chief Legal Officer
2011 - January 2020 (9 years)

Eskala.org
Co-founder, VP Legal Affairs & Corporate Secretary
October 2020 - Present (2 years 6 months)

Angel Protocol
Nonprofit Counsel
April 2021 - Present (2 years)

The Law Offices of Joseph V. Roddy
Associate Attorney
2008 - 2011 (3 years)

_____

Education

University of Illinois Chicago School of Law
Juris Doctor (J.D.) · (2005 - 2008)

University of Richmond
Bachelor's Degree, Political Science and Government · (2000 - 2004)